

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Brent Suen
Chief Executive Officer
GoLogiq, Inc.
85 Broad Street, 16-079
New York, NY 10004

> **Re: GoLogiq, Inc.**
> **Item 4.02 Form 8-K Filed on February 9, 2024**
> **File No. 333-231286**

Dear Brent Suen:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Item 4.02 Form 8-K Filed on February 9, 2024</u>

<u>General</u>

1. We note management determined that the December 31, 2022 audited financial statements, as well as the unaudited interim financial statements for the three quarters in fiscal 2023, should no longer be relied upon due to an error in the company's accounting for the Logiq business combination. Considering this transaction occurred on January 27, 2022, it is unclear why management did not also determine that the unaudited financial statements included in each of the fiscal 2022 Form 10-Q filings should also no longer be relied upon. Please explain or amend the Form 8-K accordingy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Kline